UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tribune Publishing Company

(Name of Issuer)

Common

(Title of Class of Securities)

896082 104

(CUSIP Number)

Mount Flag, LLC

c/o Jordan M. Spiegel

32932 Pacific Coast Highway #14-163, Dana Point, CA 92629

949-292-4860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 896082 104

1.	Names of reporting persons. Mount Flag, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 1,319,975(1)
	9.	Sole dispositive power
	10.	Shared dispositive power 1,319,975(1)
11.	Aggregate amount beneficially owned by each reporting person 1,319,975
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 5.01%(2)
14.	Type of reporting person IA

(1)	Represents 1,319,975 shares of the Issuer’s Common Stock beneficially owned directly by Mount Flag Media Investment, LLC.
(2)	Based on 26,345,990 shares of Common Stock outstanding as of August 9, 2015, as reported by the Issuer in a prospectus supplement on Form 424(b)(3) dated August 24, 2015.

CUSIP: 896082 104

1.	Names of reporting persons. Mount Flag Media Investment, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 1,319,975(1)
	9.	Sole dispositive power
	10.	Shared dispositive power 1,319,975(1)
11.	Aggregate amount beneficially owned by each reporting person 1,319,975
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 5.01%(2)
14.	Type of reporting person IV

(1)	Represents 1,319,975 shares of the Issuer’s Common Stock beneficially owned directly by Mount Flag Media Investment, LLC.
(2)	Based on 26,345,990 shares of Common Stock outstanding as of August 9, 2015, as reported by the Issuer in a prospectus supplement on Form 424(b)(3) dated August 24, 2015.

CUSIP: 896082 104

1.	Names of reporting persons. Tim Tianwei Zhang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 1,319,975(1)
	9.	Sole dispositive power
	10.	Shared dispositive power 1,319,975(1)
11.	Aggregate amount beneficially owned by each reporting person 1,319,975
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 5.01%(2)
14.	Type of reporting person IN

(1)	Represents 1,319,975 shares of the Issuer’s Common Stock beneficially owned directly by Mount Flag Media Investment, LLC.
(2)	Based on 26,345,990 shares of Common Stock outstanding as of August 9, 2015, as reported by the Issuer in a prospectus supplement on Form 424(b)(3) dated August 24, 2015.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock (the “Common Stock”) of Tribune Publishing Company (the “Company”). The principal executive office of the Company is located at 435 North Michigan Avenue, Chicago, Illinois 60611.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by Mount Flag Media Investment, LLC, a Delaware limited liability company (“Mount Flag Media Investment”); Mount Flag, LLC, a Delaware limited liability company (“Mount Flag”); and Tim Tianwei Zhang (“Mr. Zhang”) (together, the “Reporting Persons”).

Mount Flag Media Investment is a pooled investment vehicle. Mount Flag is a U.S. exempt reporting adviser under the Investment Advisers Act of 1940, as amended. Mount Flag is the investment advisor and Managing Member of Mount Flag Media Investment. The principal address of both Mount Flag Media Investment and Mount Flag is 32932 Pacific Coast Highway #14-163, Dana Point, CA 92629.

Mr. Zhang is the Manager and CEO of Mount Flag. His business address is 32932 Pacific Coast Highway #14-163, Dana Point, CA 92629. He is a U.S. citizen.

Jordan Spiegel is the President of Mount Flag. His business address is 32932 Pacific Coast Highway #14-163, Dana Point, CA 92629. He is a U.S. citizen. As his present principal occupation, he is currently the Managing Partner of Spiegel Partners, a private fund advisor located at 32932 Pacific Coast Highway #14-163, Dana Point, CA 92629.

During the past five years, none of the Reporting Persons, nor, to the best of their knowledge, Jordan Spiegel, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mount Flag Media Investment used available working capital funds and in-kind investments by passive investor-members to fund the acquisition of the shares of Common Stock and did not borrow any of the funds used for the acquisition.

ITEM 4. PURPOSE OF TRANSACTION

Mount Flag Media Investment acquired the Common Stock of the Company for investment purposes. The Reporting Persons intend to engage in discussions with management, the board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition - including our interest in joining the board, management, strategy and future plans of the Company. Mount Flag Media Investment has plans to continue acquiring shares of Common Stock of the Company depending on market indicators and the business performance of the Company. Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D, but reserves the possibility of changing those plans in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) (b) As of September 30, 2015, Mount Flag Media Investment beneficially owns 1,319,975 shares of Common Stock, representing approximately 5.01% of the outstanding Common Stock. By virtue of their affiliation with or control of Mount Flag Media Investment, Mount Flag and Mr. Zhang may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Common Stock beneficially owned by Mount Flag Media Investment.

(c) There have been seven transactions effected in the Common Stock of the Company within the past 60 days of the date hereof by Mount Flag Media Investment:

On September 28, 2015, Mount Flag Media Investment purchased, in an open market transaction, 25,000 shares of Common Stock with a price per share of $8.0912.

On September 24, 2015, Mount Flag Media Investment purchased, in an open market transaction, 10,400 shares of Common Stock with a price per share of $8.0987.

On September 23, 2015, Mount Flag Media Investment purchased, in an open market transaction, 11,600 shares of Common Stock with a price per share of $8.0949.

On September 22, 2015, Mount Flag Media Investment purchased, in an open market transaction, 24,000 shares of Common Stock with a price per share of $8.1433.

On September 21, 2015, Mount Flag Media Investment purchased, in an open market transaction, 20,000 shares of Common Stock with a price per share of $8.3934.

On September 16, 2015, Mount Flag Media Investment received by transfer 51,042 shares of Common Stock. This represented an in-kind investment in Mount Flag Media Investment by one of its members.

On August 20, 2015, Mount Flag Media Investment received by transfer 1,177,933 shares of Common Stock. This represented an in-kind investment in Mount Flag Media Investment by one of its members.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Agreement Regarding Joint Filing of Statement on Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2015

MOUNT FLAG MEDIA INVESTMENT LLC

By: Mount Flag, LLC
	Its:	Managing Member

By:	/s/ Jordan Spiegel
Name:	Jordan Spiegel
Title:	President

MOUNT FLAG LLC

By:	/s/ Tim Tianwei Zhang
Name:	Tim Tianwei Zhang
Title:	Manager and CEO

TIM TIANWEI ZHANG

By:	/s/ Tim Tianwei Zhang
Name:	Tim Tianwei Zhang

Exhibit 1

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) this statement on Schedule 13D, and any amendments or supplements thereto required or permitted under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with understanding and agreement by the undersigned, as described herein, with respect to the voting of the common stock of Tribune Publishing Company. For that purpose, the undersigned hereby constitute and appoint Mount Flag, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and of the Securities Exchange Act of 1934, as amended, in connection with said action, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: October 2, 2015

MOUNT FLAG MEDIA INVESTMENT LLC

By: Mount Flag, LLC
	Its:	Managing Member

By:	/s/ Jordan Spiegel
Name:	Jordan Spiegel
Title:	President

MOUNT FLAG LLC

By:	/s/ Tim Tianwei Zhang
Name:	Tim Tianwei Zhang
Title:	Manager and CEO

TIM TIANWEI ZHANG

By:	/s/ Tim Tianwei Zhang
Name:	Tim Tianwei Zhang